SembCorp Industries

07022374

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

15 March 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

RECEIVED 2007 199 WASH, D.C.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

Encs

C:jesstan/MasnetAnn/SECltr

dlw 4/9

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Ninth Annual General Meeting of the Company will be held at The Auditorium, NTUC Centre, Level 7, One Marina Boulevard, Singapore 018989 on Monday, April 23, 2007 at 11.00 am for the following purposes:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended December 31, 2006 and the Auditors' Report thereon. **Resolution 1**

2. To declare gross final dividends of 28.9 cents per share for the year ended December 31, 2006 as follows: **Resolution 2**

- a final ordinary franked gross dividend of 4.9 cents per share less income tax;
- a final ordinary exempt 1-tier dividend of 8 cents per share; and
- a final special exempt 1-tier dividend of 16 cents per share.

3. To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:

a. Peter Seah Lim Huat **Resolution 3**
b. Evert Henkes **Resolution 4**
c. Yong Ying-I *(Independent Member of Audit Committee)* **Resolution 5**

4. To approve the sum of S$895,332 as Directors' Fees for the year ended December 31, 2006 (2005: S$643,083). **Resolution 6**

5. To re-appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration. **Resolution 7**

SPECIAL BUSINESS

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:

6. That authority be and is hereby given to the Directors of the Company to: **Resolution 8**

a. i. issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

ii. make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

b. (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

i. new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

ii. any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

7. That approval be and is hereby given to the Directors to: **Resolution 9**

a. offer and grant options in accordance with the provisions of the SembCorp Industries Share Option Plan (the "**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SembCorp Industries Performance Share Plan (the "**Performance Share Plan**") and/or the SembCorp Industries Restricted Stock Plan (the "**Restricted Stock Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the "**Share Plans**"); and

b. allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

provided that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15% of the total number of issued shares in the capital of the Company from time to time.

8. To transact any other business.

By Order of the Board

Kwong Sook May
Company Secretary
March 15, 2007

Explanatory Notes:
Resolution 3 to 5–Detailed information on these Directors can be found under Board of Directors and Corporate Governance Report in the Annual Report 2006.

If re-elected, Ms Yong Ying-I will remain as a member of the Audit Committee. Ms Yong Ying-I is an independent Director.

NOTICE OF ANNUAL GENERAL MEETING

STATEMENT PURSUANT TO ARTICLE 55 OF THE ARTICLES OF ASSOCIATION OF THE COMPANY:

Resolution 8 – is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to a number not exceeding in total 50% of the issued shares in the capital of the Company, with a sub-limit of 20% for issues other than on a *pro rata* basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time that Resolution 8 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 8 is passed, and (b) any subsequent consolidation or subdivision of shares.

Resolution 9 – is to empower the Directors to offer and grant options and/or grant awards and to issue ordinary shares in the capital of the Company pursuant to the SembCorp Industries Share Option Plan, the SembCorp Industries Performance Share Plan and the SembCorp Industries Restricted Stock Plan (collectively, the "**Share Plans**") provided that the aggregate number of ordinary shares issued pursuant to the Share Plans shall not exceed 15% of the total number of issued shares in the capital of the Company for the time being. Approval for the adoption of the Share Plans was given by shareholders at an Extraordinary General Meeting of the Company held on June 5, 2000 and modified at the Extraordinary General Meeting of the Company held on April 26, 2005. The grant of options and awards under the respective Share Plans will be made in accordance with their respective provisions.

Note:

1. *A member of the Company entitled to attend and vote at the Annual General Meeting is entitled to appoint not more than two proxies to attend and vote in his stead. A proxy need not be a member of the Company.*
2. *The instrument appointing a proxy must be lodged at the registered office of the Company at 30 Hill Street, #05-04 Singapore 179360 not later than 48 hours before the time appointed for the Annual General Meeting.*

NOTICE OF BOOKS CLOSURE AND DIVIDEND PAYMENT DATE

NOTICE IS HEREBY GIVEN that the Register of Members and Share Transfer Books of the Company will be closed on April 30, 2007 to determine the shareholders' entitlements to the proposed dividend. Duly completed transfers of shares received by the Company's Share Registrar, M & C Services Private Limited at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on April 27, 2007 (the "**Book Closure Date**") will be registered to determine shareholders' entitlements to the proposed dividend. Subject as aforesaid, shareholders whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on the Book Closure Date will be entitled to the dividend.

The proposed dividend, if approved by the members at the Annual General Meeting, will be paid on May 15, 2007.

END